Exhibit 99.2

North Mill Holdco LLC

and Subsidiaries

Consolidated Financial Report

December 31, 2019

North Mill Holdco LLC and Subsidiaries

Independent Auditor’s Report

Audit Committee

North Mill Holdco LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of North Mill Holdco LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, the related consolidated statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North Mill Holdco LLC and Subsidiaries as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 18, 2020

North Mill Holdco LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2019 and 2018

	2019	2018
Assets
Cash	$3,484,559	$5,606,256
Finance receivables:
Loans receivable	100,375,122	88,416,892
Less: unearned fee income	75,016	129,577

	100,300,106	88,287,315
Accounts receivable	70,769,215	33,906,316
Less: allowance for uncollectible finance receivables	2,189,341	4,861,666

Finance receivables, net	168,879,980	117,331,965
Equity subscription receivable	—	11,000,000
Foreclosed assets	157,839	2,233,464
Goodwill	24,478,018	18,228,018
Accrued interest receivable	982,402	893,788
Other assets	241,257	176,454
Furniture and equipment, net	223,231	98,497
Right of use asset	969,631	—

Total assets	$199,416,917	$155,568,442

Liabilities and Members’ Equity
Liabilities:
Note payable, net of issuance costs	$122,364,373	$88,482,136
Due to factoring clients	18,797,172	6,821,940
Accounts payable and accrued expenses	1,508,931	1,071,904
Lease liability	969,631	—

Total liabilities	143,640,107	96,375,980
Commitments (Note 8)
Members’ equity	55,776,810	59,192,462

Total liabilities and members’ equity	$199,416,917	$155,568,442

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2019 and 2018

	Year Ended December 31, 2019	Year Ended December 31, 2018
Interest and finance charges	$17,156,953	$17,239,572
Less: interest expense	5,087,845	5,100,230

Net interest income	12,069,108	12,139,342
Service fees and other finance charges	3,055,457	4,549,739

	15,124,565	16,689,081
Provision for uncollectible finance receivables	1,075,000	11,300,000

Net interest income after provision for uncollectible finance receivables	14,049,565	5,389,081

Expenses:
Personnel	7,008,332	5,759,664
Acquisition expenses	1,177,556	—
General and administrative	3,369,119	2,045,512
Legal and professional fees	310,210	337,918

	11,865,217	8,143,094

Net income (loss)	$2,184,348	$(2,754,013)

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Years Ended December 31, 2019 and 2018

Balance, December 31, 2017	$51,371,600
Net loss	(2,754,013)
Distribution to members	(5,425,125)
Purchase of equity units	16,000,000

Balance, December 31, 2018	$59,192,462
Net income	2,184,348
Distribution to members	(5,600,000)

Balance, December 31, 2019	$55,776,810

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	Year Ended December 31, 2019	Year Ended December 31, 2018
Cash flows from operating activities:
Net income (loss)	$2,184,348	$(2,754,013)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	110,941	53,189
Amortization of deferred financing costs	248,296	234,307
Provision for uncollectible finance receivables	1,075,000	11,300,000
Changes in assets and liabilities:
(Increase) decrease in:
Accrued interest receivable	(88,614)	127,437
Foreclosed assets	2,075,625	—
Other assets	38,355	244,425
Increase (decrease) in:
Unearned fee income	(54,561)	96,494
Accounts payable and accrued expenses	(744,313)	334,430
Due to factoring clients	2,202,023	(1,377,316)

Net cash provided by operating activities	7,047,100	8,258,953
Cash flows from investing activities:
(Increase) decrease in finance receivables, net	(2,287,049)	20,509,481
Acquisition of business, net of cash acquired	(15,317,620)	—
Purchases of furniture and equipment	(156,302)	(67,262)

Net cash (used in) provided by investing activities	(17,760,971)	20,442,219

Cash flows from financing activities:
Net proceeds from (repayments of) note payable	3,217,174	(27,682,683)
Purchase of equity units	11,000,000	5,000,000
Payment of debt issuance costs	(25,000)	(115,625)
Distribution to members	(5,600,000)	(5,425,125)

Net cash provided by (used in) financing activities	8,592,174	(28,223,433)

Net (decrease) increase in cash	(2,121,697)	477,739
Cash:
Beginning	5,606,256	5,128,517

Ending	$3,484,559	$5,606,256

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,644,205	$4,831,587

Transfer of loan to foreclosed asset	$—	$2,233,464

Equity subscription receivable	$—	$11,000,000

Impact of ASC 842 adoption:
Right of use asset and lease liability	$940,446	$—

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note	1 . Nature of the Business

The operations of North Mill Holdco LLC and Subsidiaries (collectively, the Company) consist primarily of those financial activities common to the commercial asset-based finance industry.

Holdco, a subsidiary of Solar Senior Capital Ltd. (“Solar”), was formed on May 17, 2019 in connection with the acquisition of Summit Financial Resources, LLC (“Summit”).

North Mill Capital LLC (“NMC”) was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010. As part of a corporate reorganization, Solar contributed its interests in NMC to Holdco on June 28, 2019. NMC is a wholly owned subsidiary of Holdco.

NMC is a specialty finance company engaged in providing asset-based commercial financing to small and medium-sized businesses. The Company’s core business is providing and servicing loans ranging from $200,000 to $12,500,000 secured by accounts receivable, inventory, and equipment. Borrowers are located throughout the United States.

PrinSource Capital Companies, LLC, a wholly owned subsidiary of NMC, and their wholly owned subsidiary Partner Plus, LLC (collectively, “PrinSource”), were acquired by NMC on December 30, 2011. PrinSource provides financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Summit was acquired on June 28, 2019 (Note 2). Summit provides financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Note	2 : Acquisition

On June 28, 2019, Holdco acquired 100% interest in Summit. The total purchase price was $15,536,135. The acquisition was accounted for as a purchase transaction and the assets acquired and liabilities assumed were recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been recorded as goodwill on the accompanying consolidated balance sheets.

Assets Acquired
Cash	$218,515
Loans receivable	50,281,400
Goodwill	6,250,000
Other assets	182,531

Fair value of assets acquired	56,932,446
Liabilities Assumed
Other liabilities and accrued expenses	1,181,340
Note payable	30,441,762
Due to factoring clients	9,773,209

Fair value of liabilities assumed	41,396,311

Purchase price	$15,536,135

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Upon allocating the purchase price to the fair value of assets acquired and liabilities assumed, the book value of intangible assets, consisting of goodwill, increased by $6,250,000. The book value of assets acquired and liabilities assumed approximates fair value. The fair value of the loans acquired also effectively remove the Company’s allowance for loan losses for such acquired loans.

Acquisition related costs of $1,177,556, including legal, profession and other expenses, were recorded in the period incurred and not included in the purchase price.

Pursuant to an Assignment of Loan Agreement on December 31, 2019, NMC was assigned accounts receivable aggregating $8,208,283. These accounts have been recorded at their respective fair values. As compensation for these accounts, the assignor will be paid a monthly fee based on the aggregate amount of the monthly interest and fees earned on the assigned accounts.

Note	3 : Significant Accounting Policies

Significant accounting policies are as follows:

Principles of consolidation: The financial statements include the accounts of NMC and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company recognizes and measures revenue recognition in accordance with ASC 606, Revenue from Contracts With Customers. Fees received for the origination of loans are deferred and amortized into interest income over the contractual lives of the loans and annual fees received for loans are deferred and amortized into interest income over a twelve-month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income on loans receivable is recognized using the interest method. Interest and fee income are accrued based on the outstanding loan balance and charged monthly to the loan balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended. Other fee income, which includes wire transfers, field examination charges, late reporting fees and other items charged to borrowers, is recognized as charged.

Cash: The Company maintains its cash balances at several financial institutions which at various times during the year have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation.

Loans and accounts receivable: The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangibles. The loan term is generally two years and management has the intention and ability to hold until maturity or payoff. Provisions for credit losses for loans receivable are charged to operations in amounts sufficient to maintain the allowance for credit losses at an amount considered adequate to cover the estimated losses of principal and accrued interest in the existing loan portfolio. The Company’s charge-off policy is based on a loan-by-loan review for all receivables. Management periodically evaluates the adequacy of the allowance for credit losses by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Loans are charged off against the allowance when management determines the loan to be permanently impaired.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Specific allowances for loan losses are generally applied to impaired loans and are typically measured based on a comparison of the recorded value of the loan to the present value of the loan’s expected future cash flows from the liquidation of the underlying collateral.

Finance receivables are stated at cost, net of an allowance for credit losses. The allowance for credit losses is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected.

When the Company determines there is insufficient collateral to support an outstanding loan or accounts receivable balance and believes it is no longer probable that principal and/or interest payments will be collected, the Company will place the loan on non-accrual status. Such non-accrual loans may be restored to accrual status if past due principal and interest are paid in cash, and, in management’s judgment, are likely to continue.

Participation funding: The Company enters into participation funding and servicing arrangements with other lending institutions whereby the other institutions pay the Company a processing fee for servicing financing arrangements that the other institutions have entered into with their customers. Under these arrangements, the Company, as the participant, assumes the risk related to their percentage share of the arrangement. The Company pays the lending institutions a pro rata percentage of the fee income earned. The arrangements are presented in accounts receivable in the accompanying consolidated balance sheets net of the amount due to the institution.

The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Foreclosed Assets: Foreclosed assets consist primarily of accounts receivable and carried at the lower of cost or fair value. Losses from property obtained in partial satisfaction of debt are treated as credit losses. Gains or losses are recorded when assets are sold.

Furniture and Equipment: Property and equipment acquired in acquisitions is recorded at fair value. Additions are recorded at cost and stated net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, which is generally three to five years for equipment and ten years for furniture and fixtures.

Debt issuance costs: Costs incurred in connection with the placement of the revolving credit facility have been capitalized and recorded as a reduction to the note payable on the balance sheets. These costs are amortized as interest expense over the life of the facility using the effective interest method or straight line method if it approximates the effective interest method.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred to date.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill arose from the acquisition of the Company on October 20, 2017 and Summit (Note 2). The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred.

The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. If the fair value were less than the carrying value, an impairment loss would be recorded for the difference between the fair value and carrying value. For the years ended December 31, 2019 and 2018, there was no impairment.

Income taxes: No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

Interest rate risk: Inherent in the Company’s principal business activities is the potential for the Company to assume interest rate risks that result from differences in the maturities and re-pricing characteristics of certain assets and liabilities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company elected the package of practical expedient which allows the entity to not assess whether any expired or existing contracts are on certain leases, the lease classification for any expired leases or existing leases, or initial direct cost for any existing leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and a lease liability asset, initially and subsequently, based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company used a weighted average discount rate of 5% and the weighted average remaining lease terms is 3.0 years. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepared (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company adopted this standard for the 2019 financial statements. The impact of the adoption resulted in an increase to the Company’s operating lease assets and liabilities on January 1, 2019 of $940,446. The implementation did not have a material impact on the Company’s consolidated statements of operations and statements of cash flow.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2019) through February 18, 2020, which represents the date the consolidated financial statements were available to be issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in the consolidated financial statements for the year ended December 31, 2019.

Recent Accounting Pronouncement: In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans, trade receivables and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statements of operations as the amounts expected to be collected change. In October 2019, the FASB voted to defer the effective date of ASU 2016-13 for public business entities not considered an accelerated filer to fiscal years beginning after December 15, 2022. The Company continues to evaluate the impact the new standard will have on the accounting for credit losses, but the Company may recognize a one-time cumulative-effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, consistent with regulatory expectations set forth in interagency guidance issued at the end of 2016. The Company cannot yet determine the magnitude of any such one-time cumulative adjustment or of the overall impact of the new standard on its consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal year 2021, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. The Company does not expect implementation of this new standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is evaluating the impact of ASU 2018-13 on the consolidated financial statements and disclosures.

Note 4.	Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair value as of December 31, 2019 and 2018. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimated the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The Company has determined that the secured loans and note payable are considered level three under the fair value hierarchy described above.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2019 and 2018 were as follows:

	December 31, 2019		December 31, 2018
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$3,484,559	$3,484,559	$5,606,256	$5,606,256
Finance receivables: Net of allowance	168,879,980	168,879,980	117,331,965	117,331,965
Liabilities:
Note Payable	$122,364,373	$122,364,373	$88,482,136	$88,482,136

Note 5.	Loans and Accounts Receivable and Allowance for Credit Losses

Loans receivable at December 31, 2019 and 2018 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment. There are commitments to borrowers that are dependent on the borrowing base. The commitments are generally limited to 85% of the collateral being presented.

Changes in the allowance for credit losses for loans receivable and accounts receivable are as follows:

Balance, December 31, 2017	$100,000
Provision for uncollectible finance receivables	11,300,000
Charge-offs	(6,538,334)

Balance, December 31, 2018	4,861,666
Provision for uncollectible finance receivables	1,075,000
Charge-offs	(3,747,325)

Balance, December 31, 2019	$2,189,341

All balances were individually evaluated for impairment.

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

The Company typically classifies all loans as held to maturity. On the Acquisition Date, the acquired loans were recorded at their estimated Acquisition Date fair values. The estimated fair

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

values include consideration of discounted cash flows as well as various other factors including the type of loan and related collateral, estimated future cash flows, as well as a discount rate that reflects the Company’s assessment of risk inherent in the cash flow estimates. The fair value of the loans acquired also effectively removed the Company’s allowance for loan losses for such acquired loans. Loans funded subsequent to the Acquisition Date are recorded at the amount of unpaid principal, net of unearned fees, discounts and includes an allowance for loan losses.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining impairment include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case-by-case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower’s prior payment record. Impairment is measured on these loans on a loan-by-loan basis. Impaired loans include non-accrual loans and other loans deemed to be impaired based on the aforementioned factors.

NMC did not have any loans or accounts receivable that are non-performing, impaired, modified or past due as of December 31, 2019. NMC had a non-performing loan of $3,738,540 as of December 31, 2018. The allowance for uncollectible finance receivables at December 31, 2018 included a specific reserve of $3,500,000 related to the non-performing loan. The Company charged off this balance in 2019.

Note 6.	Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2019 and 2018:

	2019	2018
Furniture and fixtures	$275,011	$65,412
Equipment	1,585,019	384,943

	1,860,030	450,355
Accumulated depreciation	1,636,799	351,858

	$223,231	$98,497

Depreciation expense was $110,941 for the year ended December 31, 2019 and $53,189 for the year ended December 31, 2018.

Note 7.	Note Payable

The Company has entered into a $160,000,000 credit facility which expires October 20, 2020. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the LIBOR plus an applicable margin, as defined. The interest rate is 3.94 percent as of December 31, 2019. Outstanding borrowings under the credit facility are generally limited to 85 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other covenants. The balance outstanding under this credit facility was $122,550,598 at December 31, 2019 and $88,891,662 at December 31, 2018. Note payable as of December 31, 2019 and 2018 consist of the following:

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

	2019	2018
Outstanding principal balance	$122,550,598	$88,891,662
Less: debt issuance costs, net of accumulated amortization of $533,296 and $285,000, respectively	186,225	409,526

	$122,364,373	$88,482,136

Total interest expense related to note payable was $4,684,607 and $4,748,540 for the years ended December 31, 2019 and 2018, respectively.

Note 8.	Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statements of operations. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

Operating lease: The Company rents its office space under non-cancelable operating leases that expire through September 2024. Base rents due under the leases escalate throughout the term of the leases. These leases generally contain renewal options but the Company is not reasonably certain to exercise these options. The optionable periods are not included in determining the lease term and the associated payments under the renewal options are excluded from lease payments.

The total minimum rental commitment at December 31, 2019, is due as follows:

Years ending December 31:

2020	$391,641
2021	334,247
2022	179,410
2023	97,433
2024	74,443

Total lease commitments	$1,077,174
Less: interest	(107,543)

Present value of lease liability	$969,631

Rent expense was $406,571 and $346,053 for the years ended December 31, 2019 and 2018, respectively.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 9.	Related Party Transactions

An employee of NMC provides marketing and sales services to an affiliated entity for which NMC was reimbursed $136,400 in 2019 and $113,200 in 2018 for these services and has been recorded as a reduction of personnel expenses.